Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 5 DATED DECEMBER 18, 2019

TO THE PROSPECTUS DATED JANUARY 4, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated January 4, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of January 1, 2020;
•	to disclose the calculation of our November 30, 2019 net asset value (“NAV”) per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”); and
•	to otherwise update the Prospectus.

January 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2020 (and repurchases as of December 31, 2019) is as follows:

Transaction Price (per share)
Class S	$11.4634
Class T	$11.2553
Class D	$11.2945
Class I	$11.4379

The January 1 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2019. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since November 30, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2019 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2019 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2019 ($ and shares in thousands):

Components of NAV	November 30, 2019
Investments in real properties	$28,528,172
Investments in real estate-related securities	4,215,831
Cash and cash equivalents	205,418
Restricted cash	774,746
Other assets	230,173
Mortgage notes, term loans, and revolving credit facilities, net	(17,132,177)
Repurchase agreements	(3,027,569)
Subscriptions received in advance	(650,146)
Other liabilities	(621,578)
Accrued performance participation allocation	(130,794)
Management fee payable	(12,850)
Accrued stockholder servicing fees (1)	(4,508)
Non-controlling interests in joint ventures	(238,052)
Net asset value	$12,136,666
Number of outstanding shares/units	1,061,575

_______________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2019, the Company has accrued under GAAP $448.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2019 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$5,728,793	$434,494	$883,427	$4,912,757	$177,195	$12,136,666
Number of outstanding shares/units	499,748	38,604	78,217	429,514	15,492	1,061,575
NAV Per Share/Unit as of November 30, 2019	$11.4634	$11.2553	$11.2945	$11.4379	$11.4379

_______________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2019 valuations, based on property types. Once we own more than one office property we will include the key assumptions for this property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily(1)	7.8%	5.3%
Industrial	7.3%	5.7%
Hotel	9.7%	9.6%
Retail	7.7%	6.1%
Other(2)	7.3%	7.1%

_______________

(1)	Multifamily includes student housing and manufactured housing.
(2)	Other includes self-storage.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Multifamily	Industrial	Hotel	Retail	Other
	Hypothetical	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+1.7%	+1.0%	+1.8%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(2.1%)	(1.0%)	(1.8%)	(1.7%)
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.7%	+1.9%	+2.6%	+1.9%
(weighted average)	0.25% increase	(2.8%)	(3.0%)	(1.8%)	(2.4%)	(1.8%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner and Class B unit holders. The following table provides a breakdown of the major components of our total NAV as of October 31, 2019 ($ and shares in thousands):

Components of NAV	October 31, 2019
Investments in real properties	$23,711,856
Investments in real estate-related securities	4,112,329
Cash and cash equivalents	187,063
Restricted cash	837,500
Other assets	229,613
Mortgage notes, term loans, and revolving credit facilities, net	(13,354,372)
Repurchase agreements	(2,887,372)
Subscriptions received in advance	(631,534)
Other liabilities	(686,309)
Accrued performance participation allocation	(117,048)
Management fee payable	(11,870)
Accrued stockholder servicing fees (1)	(4,371)
Non-controlling interests in joint ventures	(172,150)
Net asset value	$11,213,335
Number of outstanding shares/units	984,013

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of October 31, 2019, the Company has accrued under GAAP $419.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2019 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$5,364,392	$420,440	$819,551	$4,459,868	$149,084	$11,213,335
Number of outstanding shares/units	469,478	37,475	72,792	391,191	13,077	984,013
NAV Per Share/Unit as of October 31, 2019	$11.4263	$11.2193	$11.2588	$11.4008	$11.4008

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(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $12.0 billion in shares of common stock, consisting of up to $10.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 447,117,999 shares of our common stock (consisting of 235,875,631 Class S Shares, 15,963,761 Class T Shares, 50,800,173 Class D Shares and 144,478,434 Class I Shares) in the primary offering for total proceeds of $5.0 billion and (ii) 18,272,473 shares of our common stock (consisting of 10,829,963 Class S Shares, 807,322 Class T Shares, 1,393,792 Class D Shares and 5,241,396 Class I Shares) pursuant to our distribution reinvestment plan for a total value of $0.2 billion. As of November 30, 2019, our aggregate NAV is $12.1 billon. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

The following is added to the “Plan of Distribution” section of the prospectus:

Notice to Prospective Investors in Argentina

This prospectus does not constitute an invitation to buy or a solicitation of an offer to sell securities or any other products or services in Argentina and shares in the Company are not and will not be offered or sold in Argentina, in compliance with Section No. 310 of the Argentine Criminal Code, except in circumstances that do not constitute a public offering or distribution under Argentinean laws and regulations. No application has been or will be made the Argentine Comisión Nacional de Valores, the Argentine securities governmental authority, to publicly offer the Company or the shares thereof in Argentina. This prospectus is being supplied or made available only to those investors who have expressly requested them in Argentina or used in connection with an offer to sell or a solicitation of an offer to buy in Argentina except in circumstances that do not constitute a public offering or distribution under Argentinean laws and regulations. This prospectus is strictly confidential and may not be distributed to any legal or natural person or entity other than the intended recipients thereof.

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